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                                                               December 23, 2003


The Board of Directors,
LASER LOCK TECHNOLOGIES, INC.
837 Lindy Lane
Bala Cynwyd, PA
19004


Gentlemen,

Please be advised that I am obliged to resign as a Director of Laser Lock Technologies, Inc. effective Friday, December 26, 2003 at 11:59 P.M., Montreal time.

My resignation should in no way be construed as a lack of confidence either in the management of the Company or in the operation and direction thereof. In fact, I strongly endorse not only present management but also all efforts that have been contributed to date on behalf of the Company by its consultants and advisors.

Regrettably, during the last several days, discussions have been held within GROSS, PINSKY, which is a law partnership of which I am a senior partner. These discussions involved a consideration of our firm's professional liability insurance coverage and resulted in a decision that no partner may act as a director of a public company anywhere in the world because of the potential of significant exposure to each partner as well as to the partnership.

However, I do look forward to continuing my association with Laser Lock as its international legal counsel.

                                                              Yours very truly,


                                                              Joel A. Pinsky

CC   Norm Gardner
     Mike Prevot
     Julius Goldfinger